# INFINIREL CORPORATION

*(a Texas corporation)*

Unaudited Financial Statements

For the calendar years ended June 30, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

January 14, 2022

To: Board of Directors, INFINIREL CORPORATION

Re: FYE2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of INFINIREL CORPORATION (the "Company"), which comprise the balance sheets as of June 30, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**INFINIREL CORPORATION**
**BALANCE SHEET**
**As of June 30, 2021 and 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| **ASSETS** | **FYE2021** | **FYE2020** |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ 19,092 | $ 7,363 |
| Total current assets | 19,092 | 7,363 |
| | | |
| Fixed assets, net of depreciation | 5,663 | 4,170 |
| Intangible assets, net of amortization | 74,585 | 69,628 |
| | | |
| Total Assets | $ 99,340 | $ 73,160 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Accounts and credit cards payable | $ 66,062 | $ 73,789 |
| Other current liabilities | (5,634) | 502 |
| Total Current Liabilities | 60,428 | 74,291 |
| | | |
| Convertible loans payable and accrued interest | 534,002 | 477,730 |
| Long-term liabilities and accrued interest | 75,912 | 52,213 |
| | | |
| Total Liabilities | 670,341 | 604,234 |
| | | |
| SHAREHOLDERS' EQUITY | | |
| | | |
| Common stock (500,000 shares authorized, 183,078 and 171,378 shares issued and outstanding as of June 30, 2021 and 2020, respectively) | 108 | 108 |
| Preferred stock (500,000 shares authorized, 134,787 and 134,787 shares issued and outstanding as of June 30, 2021 and 2020, respectively) | 134,787 | 134,787 |
| Retained deficit | (705,896) | (665,969) |
| | | |
| Total Shareholders' Deficit | (571,001) | (531,074) |
| | | |
| Total Liabilities and Shareholders' Equity | $ 99,340 | $ 73,160 |

**INFINIREL CORPORATION**
**STATEMENT OF OPERATIONS**
**For Years Ending June 30, 2021 and 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | FYE2021 | FYE2020 |
|---|---|---|
| Revenues, net | $ 167,500 | $ 69,393 |
| Cost of goods sold | 30,006 | 0 |
| Gross profit | 137,494 | 69,393 |
| | | |
| Operating expenses | | |
| Marketing | 10,179 | 5,664 |
| Research and development | 46,727 | 10,400 |
| Other general and administrative | 65,397 | 62,796 |
| Total operating expenses | 122,303 | 78,860 |
| | | |
| Net Operating Income (Loss) | 15,191 | (9,468) |
| | | |
| Prize and award income | – | 2,500 |
| Depreciation (expense) | (2,152) | (2,140) |
| Amortization (expense) | (5,049) | (4,069) |
| Interest (expense) | (47,917) | (44,057) |
| | | |
| Tax (provision) benefit | – | – |
| | | |
| Net Income (Loss) | $ (39,927) | $ (57,234) |

**INFINIREL CORPORATION**
**STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY/(DEFICIT)**
**For Years Ending June 30, 2021 and 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | Common stock ($) | Series A stock ($) | Retained deficit | Shareholders' equity/(deficit) |
|---|---|---|---|---|
| **Balance as of July 1, 2019** | **$ 108** | **$ 134,787** | **$ (608,735)** | **$ (473,840)** |
| Net Income (Loss) | | | (57,234) | (57,234) |
| **Balance as of June 30, 2020** | **$ 108** | **$ 134,787** | **$ (665,969)** | **$ (531,074)** |
| Net Income (Loss) | | | (39,927) | (78,495) |
| **Balance as of June 30, 2021** | **$ 108** | **$ 134,787** | **$ (705,896)** | **$ (571,001)** |

**INFINIREL CORPORATION**
**STATEMENT OF CASH FLOWS**
**For Years Ending June 30, 2021 and 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | FYE2021 | FYE2020 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (39,927) | $ (57,234) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add back: depreciation and amortization | 7,201 | 6,209 |
| Changes in operating asset and liabilities: | | |
| Increase (Decrease) in accounts payable | (7,727) | (4,589) |
| Increase (Decrease) in accrued interest | 47,917 | 44,057 |
| Increase (Decrease) in other current liabilities | (6,136) | 502 |
| Net cash provided (used) in operating activities | 1,328 | 14,417 |
| **Investing Activities** | | |
| Purchase of fixed and intangible assets | (14,451) | (11,524) |
| Net cash provided (used) in investing activities | (14,451) | (11,524) |
| **Financing Activities** | | |
| Proceeds from issuing notes payable | 24,852 | 0 |
| Net cash provided (used) in financing activities | 24,852 | 0 |
| Net change in cash and cash equivalents | 11,729 | 2,893 |
| Cash and cash equivalents at beginning of period | 7,363 | 4,470 |
| Cash and cash equivalents at end of period | $ 19,092 | $ 7,363 |

**INFINIREL CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**See Accountant's Review Report**
**As of June 30, 2021 and 2020**
**(UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

INFINIREL CORPORATION (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Texas on July 20, 2009. The Company improves the profitability of utility scale solar plants by assessing operational efficiencies and extending the life critical assets, electronics, such as inverters and battery energy storage systems. The Company is headquartered in Santa Cruz, California.

Since inception, the Company has relied on issuing debt securities and grants and prizes to fund its operations. As of June 30, 2021, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. To this end, the Company achieved a grant milestone in January 2022 that has provided $75,000 in cash. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2021 and 2020, the Company had $19,092 and $7,363 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2021 and 2020, the Company had $5,663 and $4,170 of net fixed assets, respectively.

*Intangible Assets*
The Company records intangible assets at cost and increases the cost account for specific expenses associated with legal work to defend the intellectual property. The Company also regularly reviews the carrying cost of the intangible assets for impairment and otherwise amortizes the intangibles over the estimated life of the asset. As of June 30, 2021 and 2020, the Company had $74,585 and $69,628 of intangible assets net of accumulation amortization, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as its products are sold to final customers or as services are performed. Additionally, the Company has been awarded several prizes and grants based on its innovative technology. The Company records these prize and grant awards when they are awarded.

*Accounts Receivable*
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. As stated above, the Company recently achieved a grant milestone and received $75,000. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – DEBT INSTRUMENTS

The Company's primary obligations relate to convertible loans made to the Company with balances, including accrued and unpaid interest totaling $534,002 and $477,730 as of June 30, 2021 and 2020, respectively. The convertible loans provide for the conversion of principal and unpaid interest into equity at prearranged discounts and valuations.

## NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended June 30, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through June 30, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

## NOTE 7 – EQUITY

The Company has two classes of equity: common shares and preferred shares. The Company is authorized to issue up to 500,000 shares of each class.

The Company had issued 183,078 and 171,378 shares of common stock as of June 30, 2021 and 2020, respectively.

The Company had issued 134,787 and 134,787 shares of preferred stock as of June 30, 2021 and 2020, respectively.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

## NOTE 9 – SUBSEQUENT EVENTS

*Crowdfunded Offering*
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal.

*COVID-19 Related Actions*
On March 10, 2021, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

*Management's Evaluation*

Management has evaluated subsequent events through January 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.